Exhibit 18




December 29, 2000

ALLTEL Corporation

Re: Form 10-K Report for the year ended December 31, 2000.

Gentlemen/Ladies:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

In the fourth quarter of 2000, the Company changed its method of amortizing unrecognized actuarial gains and losses in computing its annual pension cost. The change resulted in any unrecognized actuarial gains and losses that exceed 17.5% of the greater of a) the projected benefit obligation or b) the market value of plan assets being amortized over 5 years using a straight-line basis. Unrecognized actuarial gains and losses below the 17.5% corridor will continue to be amortized over the average remaining service life of active employees. Under the previous method, all unrecognized actuarial gains and losses were amortized over the average remaining service life of active employees. Company management believes this accelerated amortization method is preferable as it will result in more timely recognition of significant actuarial gains and losses in computing the Company's annual pension cost.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,

/s/ Arthur Andersen LLP